

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via Facsimile</u>
Liu Shuzhong
Chief Executive Officer
Dionics, Inc.
No. 8 Ji Yang Road
Xinzhou District Shangrao City
Jiangxi Province, China 334000

> **Re: Dionics, Inc.**
> **Form 8-K**
> **Filed July 6, 2012**
> **File No. 000-08161**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that Dionics was audited by Michael Albanese while the financial statements of Shangrao Baihuazhou Industrial Company, Ltd are audited by Child, Van Wagoner & Bradshaw, PLLC. If our understanding is correct, an Item 4.01 Form 8-K should be filed within four days of the change in accountants, which generally occurs on the date the reverse merger is consummated. If a decision has not been made as to which accountant will continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Please clarify whether the transaction referenced here took place on June 29, 2012 or whether you are referring to a separate transaction from that disclosed in the preceding section.

Corporate History and Background, page 4

3. Refer to the first paragraph on page 7. Please explain the significance of the China classification system and briefly describe the characteristics and nature of the protections of trees and plants that are Class I or Class II.

4. Please revise in the appropriate places to describe the seasonality of your business. We note in this regard your disclosure on page 8 regarding part-time labor.

Our Technology, page 7

5. Please provide us with substantiation for your statement that your management "have years of experience in seedling cultivation and planting" and revise to quantify this experience.

Our Growth Strategy, page 8

6. Please expand the discussion of your plans to establish distribution centers in all major cities in China. Disclose the anticipated budget and timeframe for expansion and the expected source(s) of funds for this initiative.

7. We note that you expect to develop food, skin care, and herbal products derived from your natural resources. Please revise as appropriate to discuss applicable PRC government regulations of these new products to the extent you would be subject to regulations not otherwise disclosed in your Form 8-K.

Customers, page 8

8. Please identify any customer that accounted for ten percent or greater of sales for each of the years ended December 31, 2011 and 2010, respectively. Please revise the first risk factor on page 14 in this manner as well.

Raw Materials, page 8

9. Please quantify the percentage of raw materials obtained from resources to which you have exclusive access and the percentage of raw materials obtained from vendors, and disclose, to the extent material, differences in costs of raw materials depending on the source.

10. Please briefly describe your resource recovery methods and what makes these methods "ecologically sound.'

Competition, page 9

11. Please disclose the expiration dates of the permits you discuss in the first two bullet points on page 9 and describe the scope of and limitations of the licenses and permits you reference in this section and in Government Regulations. To the extent limitations or restrictions imposed by permits and licenses would impact your growth strategy, please revises to discuss accordingly.

Government Regulations, page 9

12. We note your disclosure that there is significant uncertainty regarding the scope and application of a number of PRC regulations relating to foreign ownership of businesses engaged in regulated industries in China. Please tell us whether you have obtained the opinion of counsel with respect to the applicability of various PRC regulations and, if so, please file such opinion(s) as an exhibit to your amended Form 8-K or tell us why this would not be appropriate.

13. Please revise this section to specifically discuss PRC regulatory approvals which you have obtained or are required to obtain. To the extent you have not received the requisite approvals, revise to disclose the status of the approval process and when you anticipate receiving such approvals. We note in this regard your disclosure in the second risk factor on page 18 and the first paragraph on page 19.

14. We are aware that in September 2011 the Regulation of the Ministry of Commerce on the National Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors became effective. Please revise to disclose this new regulation in this section and revise the first risk factor on page 23 accordingly. Alternatively, please tell us why you believe the new regulation is not applicable or unlikely to affect your ability to rely upon your variable interest entity structure.

Regulations on Urban Landscaping and Afforestation, page 10

15. Please briefly explain the significance of the certificate referenced in the second paragraph of this subsection.

Regulations on Annual Inspection, page 11

16. Please describe the scope of the annual inspections you reference here and disclose the consequences in the event of an unsatisfactory outcome.

Regulations Relating to Taxation, page 13

17. We note that you are not currently subject to taxation in the PRC. Please discuss the exemption from taxation you are relying upon, disclose the conditions that must be satisfied to maintain the exemption, and briefly explain how the availability of the exemption relates to PRC Enterprise Income Tax Law.

Risk Factors, page 14

18. You state, on page 16, that you are not insured against "certain risks" and/or that insurance coverage may not be adequate "to cover the entire liability." However, Footnote 16 to your financial statements for the quarter ended March 31, 2012 discloses the fact that you have not, historically, carried any property or casualty insurance. If true, please revise your discussion of risk factors to specifically state this fact. In addition, please briefly describe to us any insurance coverage that you currently carry.

We are dependent on the continual use of our bases to conduct our business, page 16

19. Please describe with specificity the risks associated with the termination of agreements granting you the right to use your bases, including those circumstances under which agreements may be terminated for reasons other than as described in the last risk factor on page 22.

Our business is subject to extensive regulations, page 17

20. Please discuss the specific risks associated with PRC regulations referenced in the first two bullet points in separate risk factors. We note in this regard your disclosure on pages 9-10.

As the VIE agreements are governed by PRC law, page 23

21. Please revise to disclose whether the equity pledge agreement has been registered with the local SAIC and, if not, disclose that the equity pledge may be considered unenforceable.

Management's Discussion and Analysis

Comparison of the three months ended March 31, 2012 and 2011, page 31

22. We note that you have a significant increase in revenues between periods, which you state is due to three new contracts. Please revise your disclosure to provide a more thorough and detailed explanation for this material change in results. For example, explain when the contracts were commenced, whether the contracts were for products or services, and the time period for each of the contracts. In this regard, your disclosure

should also state whether or not this increased level of revenues is a onetime event or if this represents a trend in your results which can be expected to be sustained in future periods, along with your reasons for such assessment.

23. We note the significant increase in gross profit as a percentage of revenues from approximately 57 percent in fiscal 2010 to approximately 69 percent in fiscal 2011 and to approximately 80 percent in fiscal 2012, to date. Please expand your discussions, here and on page 33, to identify, describe and quantify the reasons for each increase. We note that you refer to higher sales prices paid by contractors and to a reduction of the number of plants sold. However, the reasons for these occurrences should be explained in detail in your narrative. Please revise accordingly.

Liquidity and Capital Resources, page 34

24. Refer to the first sentence under the heading "General." Cash and cash equivalents appear to have been $419,921 as of December 31, 2011. Please revise or advise.

Dionics, Inc.

Financial Statements

Note 5. Other Receivable, page 63

25. Please explain the nature of and reasons for this receivable supplementally and in greater detail. Specifically, describe your relationship with Xinchen. In this regard, we note that the borrower is not identified as a related party. In view of this fact, and given that you are engaged in forest harvesting and greening work services, please explain the business reasons why you would become involved in an uncollateralized credit loan to that company. In addition, please further explain what you mean when you say that you "signed a credit loan" totaling $5.8 million "to" Xinchen. Clarify whether you are extending a line of credit to that company or whether they have borrowed money from another party and you have signed that loan as a guarantor. Finally, please clarify how the amount of the receivable is determined. It is unclear whether this is the amount of credit you have extended to them to date, whether it is a fee of some type and whether or where related interest has been recorded. Please revise the footnote to clarify these matters as well.

26. As a related matter, please tell us whether the reduction in the balance of this receivable as of March 31, 2012 is the result of cash repayment by Xinchen.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 94 and 95

27. Please revise the headings on these pages to reflect that you are presenting a statement of operations and comprehensive income. Each page is currently labeled as a balance sheet.

28. We note that you have not eliminated the operating results of Dionics in your pro forma presentation. However, it appears that the intent of the transaction was to effectively make Dionics a shell company just prior to the transaction, with the transfer of all assets, liabilities and equity to a privately held entity. The transfer of the previously existing retained earnings appears to imply that the operations for the period covered should also be eliminated in the pro forma presentation. Please revise or advise. In this regard, if Dionics constituted a non-operating shell company just prior to the transfer, we would regard the transaction to be, in substance, a capital transaction. In that case, the pro forma financial information provided on pages 92 to 97 may be omitted from the filing. Instead, please explain in a simple narrative that the divestiture occurred and that the transaction is considered a reverse recapitalization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP